SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )1

Griffon Corporation

(Name of Issuer)

Common Stock, $0.25 par value

(Title of Class of Securities)

398433102

(CUSIP Number)

VOSS CAPITAL, LLC

3773 Richmond Avenue, Suite 500

Houston, Texas 77046

(281) 770-0379

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 12, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS VALUE MASTER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,607,000*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,607,000*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,607,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

PN

* Includes 357,000 Shares underlying certain call options which are currently excercisable.

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		255,466*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

255,466*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

255,466*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

* Includes 77,000 Shares underlying certain call options which are currently excercisable.

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,862,466*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,862,466*
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,862,466*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.3%
14	TYPE OF REPORTING PERSON

OO

* Includes 434,000 Shares underlying certain call options which are currently excercisable.

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

VOSS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,122,166*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		829,710**
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,122,166*
	10	SHARED DISPOSITIVE POWER

829,710**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,951,876***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

OO

* Includes 483,700 Shares underlying certain call options which are currently excercisable.

** Includes 185,700 Shares underlying certain call options which are currently excercisable

*** Includes 669,400 Shares underlying certain call options which are currently excercisable.

CUSIP No. 398433102

1	NAME OF REPORTING PERSON

TRAVIS W. COCKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,122,166*
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		829,710**
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,122,166*
	10	SHARED DISPOSITIVE POWER

829,710**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,951,876***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%
14	TYPE OF REPORTING PERSON

IN

* Includes 483,700 Shares underlying certain call options which are currently excercisable.

** Includes 185,700 Shares underlying certain call options which are currently excercisable

*** Includes 669,400 Shares underlying certain call options which are currently excercisable.

CUSIP No. 398433102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.25 per share (the “Shares”), of the Griffon Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 712 Fifth Avenue, 18th Floor, New York, New York, 10019.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Voss Value Master Fund, L.P., a Cayman Islands limited partnership, (“Voss Value Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Voss Value-Oriented Special Situations Fund, L.P., a Delaware limited partnership (“Voss Value-Oriented Special Situations Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	Voss Advisors GP, LLC, a Texas limited liability company (“Voss GP”), as the general partner of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund;

(iv)	Voss Capital, LLC, a Texas limited liability company (“Voss Capital”), as the investment manager of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and certain separately managed accounts (the “Voss Managed Accounts”); and

(v)	Travis W. Cocke, as the managing member of Voss Capital and Voss GP;

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund, Voss GP, Voss Capital and Mr. Cocke is 3773 Richmond, Suite 500, Houston, Texas 77046.

(c)       The principal business of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund is investing in securities. The principal business of Voss GP is serving as the general partner of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund. The principal business of Voss Capital is serving as the investment manager of each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts. Mr. Cocke serves as the managing member of each of Voss Capital and Voss GP.

(d)       None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 398433102

(e)       None of the Reporting Persons have, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Voss Value Master Fund is organized under the laws of the Cayman Islands. Voss Value-Oriented Special Situations Fund, Voss GP and Voss Capital are organized under the laws of the State of Texas. Mr. Cocke is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Voss Value Master Fund, Voss Value-Oriented Special Situations Fund and the Voss Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 1,250,000 Shares beneficially owned directly by Voss Value Master Fund is approximately $32,198,179, including brokerage commissions. The aggregate purchase price of the 357,000 Shares underlying certain call options owned directly by Voss Value Master Fund is approximately $646,544, including brokerage commissions. The aggregate purchase price of the 178,466 Shares beneficially owned by Voss Value-Oriented Special Situations Fund is approximately $4,407,711, including brokerage commissions. The aggregate purchase price of the 77,000 Shares underlying certain call options owned directly by Voss Value-Oriented Special Situations Fund is approximately $121,476, including brokerage commissions. The aggregate purchase price of the 854,010 Shares held in the Voss Managed Accounts is approximately $22,522,345, including brokerage commissions. The aggregate purchase price of the 235,400 Shares underlying certain call options held in the Voss Managed Accounts is approximately $400,138, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons began to establish a substantial investment in the Issuer in August 2021 based on their belief that the Issuer’s non-synergistic collection of businesses is severely undervalued and suffering from a conglomerate discount.  In October 2021, following a period of engagement with management and the Issuer’s Board of Directors (the “Board”) the Reporting Persons nominated a slate of director nominees for election at the Issuer’s 2021 Annual Meeting of Stockholders (the “2021 Annual Meeting”), and were gratified that stockholders elected their candidate H. C. Charles Diao as a director at the 2021 Annual Meeting held in February 2022.  During the time since the 2021 Annual Meeting, the Reporting Persons have been closely monitoring developments at the Issuer.  In particular, the Reporting Persons were pleased by the Issuer’s announcement in May 2022 that the Board had initiated a process to review a comprehensive range of strategic alternatives to maximize shareholder value including a sale, merger, divestiture, recapitalization or other strategic transaction. The Reporting Persons have recently endeavored to significantly increase their investment in the Issuer based on their hope and expectation that the ongoing strategic process will result in a transaction that will unlock substantial value for stockholders. Depending upon overall market conditions, other developments at the Issuer and other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

CUSIP No. 398433102

At this time, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, cost and capital allocation, ownership structure, board structure (including board composition), calling of special meeting(s), potential business combinations or dispositions involving the Issuer or certain of its businesses or other strategic alternatives, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,063,936 Shares outstanding, as of June 30, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 3, 2022.

A.	Voss Value Master Fund

(a)	As of the close of business on August 12, 2022, Voss Value Master Fund beneficially owned 1,607,00 Shares, including 357,000 Shares underlying certain call options.

Percentage: Approximately 2.8%

(b)	1. Sole power to vote or direct vote: 1,607,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,607,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Value Master Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Voss Value-Oriented Special Situations Fund

(a)	As of the close of business on August 12, 2022, Voss Value-Oriented Special Situations Fund beneficially owned 255,466 Shares, including 77,000 shares underlying certain call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 255,466
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 255,466
4. Shared power to dispose or direct the disposition: 0

CUSIP No. 398433102

(c)	The transactions in the Shares by Voss Value-Oriented Special Situations Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Voss GP

(a)	Voss GP, as the general partner of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 1,607,000 Shares owned by Voss Value Master Fund and (ii) 255,466 Shares owned by Voss Value-Oriented Special Situations Fund.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 1,862,466
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,862,466
4. Shared power to dispose or direct the disposition: 0

(c)	Voss GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Voss Capital

(a)	As of the close of business on August 12, 2022, 1,089,410 Shares were held in the Voss Managed Accounts, including 235,400 shares underlying certain call options. Voss Capital, as the investment manager of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund, may be deemed the beneficial owner of the (i) 1,607,000 Shares beneficially owned by Voss Value Master Fund and (ii) 255,466 Shares beneficially owned by Voss Value-Oriented Special Situations Fund.

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 2,122,166
2. Shared power to vote or direct vote: 829,710
3. Sole power to dispose or direct the disposition: 2,122,166
4. Shared power to dispose or direct the disposition: 829,710

(c)	The transactions in the Shares by Voss Capital through the Voss Managed Accounts and on behalf of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Cocke

(a)	Mr. Cocke, as the managing member of each of Voss Capital and Voss GP, may be deemed the beneficial owner of the (i) 1,607,000 Shares owned by Voss Value Master Fund, (ii) 255,466 Shares owned by Voss Value-Oriented Special Situations Fund and (iii) 1,089,410 Shares held in the Voss Managed Accounts.

CUSIP No. 398433102

Percentage: Approximately 5.2%

(b)	1. Sole power to vote or direct vote: 2,122,166
2. Shared power to vote or direct vote: 829,710
3. Sole power to dispose or direct the disposition: 2,122,166
4. Shared power to dispose or direct the disposition: 829,710

(c)	Mr. Cocke has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Voss Value Master Fund and Voss Value-Oriented Special Situations Fund and through the Voss Managed Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Voss Value Master Fund has purchased in the over-the-counter market American-style call options referencing an aggregate of 25,000 Shares, which have a strike price of $30.00 and which expire on August 19, 2022.

Voss Value Master Fund has purchased in the over-the-counter market American-style call options referencing an aggregate of 164,000 Shares, which have a strike price ranging between $30.00 and $40.00 and which expire on September 16, 2022.

Voss Value-Oriented Special Situations Fund has purchased in the over-the-counter market American-style call options referencing an aggregate of 28,300 Shares, which have a strike price ranging between $30.00 and $40.00 and which expire on September 16, 2022.

The Voss Managed Accounts have purchased in the over-the-counter market American-style call options referencing an aggregate of 87,100 Shares, which have a strike price ranging between $30.00 and $40.00 and which expire on September 16, 2022.

Voss Value Master Fund has purchased in the over-the-counter market American-style call options referencing an aggregate of 157,100 Shares, which have a strike price ranging between $30.00 and $45.00 and which expire on October 21, 2022.

Voss Value-Oriented Special Situations Fund has purchased in the over-the-counter market American-style call options referencing an aggregate of 47,700 Shares, which have a strike price ranging between $30.00 and $45.00 and which expire on October 21, 2022.

The Voss Managed Accounts have purchased in the over-the-counter market American-style call options referencing an aggregate of 70,200 Shares, which have a strike price ranging between $30.00 and $45.00 and which expire on October 21, 2022.

Voss Value Master Fund has purchased in the over-the-counter market American-style call options referencing an aggregate of 10,900 Shares, which have a strike price ranging between of $25.00 and $35.00 and which expire on January 20, 2023.

CUSIP No. 398433102

Voss Value-Oriented Special Situations Fund has purchased in the over-the-counter market American-style call options referencing an aggregate of 1,000 Shares, which have a strike price of $35.00 and which expire on January 20, 2023.

The Voss Managed Accounts have purchased in the over-the-counter market American-style call options referencing an aggregate of 78,100 Shares, which have a strike price ranging between $35.00 and $45.00 and which expire on January 20, 2023.

On August 15, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated August 15, 2022.

CUSIP No. 398433102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2022

Voss Value MASTER Fund, L.P.

By:	Voss Advisors GP, LLC General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, LP

By:	Voss Advisors GP, LP General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Advisors GP, LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Capital LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

/s/ Travis W. Cocke
Travis W. Cocke

Schedule A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VOSS VALUE MASTER FUND, LP

Purchase of Common Stock	25,000	27.8047	06/29/2022
Purchase of Common Stock	5,000	27.1915	07/20/2022
Purchase of Common Stock	5,000	27.2380	07/21/2022
Sale of Common Stock	(10,000)	27.3027	07/26/2022
Purchase of Common Stock	23,215	28.3297	07/28/2022
Purchase of Common Stock	5,860	28.6562	07/28/2022
Purchase of Common Stock	7,962	28.6998	07/28/2022
Purchase of Common Stock	14,532	28.7499	07/28/2022
Purchase of Common Stock	10,000	29.6000	07/28/2022
Purchase of Common Stock	5,851	29.5387	07/29/2022
Purchase of Common Stock	7,580	29.4331	08/01/2022
Purchase of Common Stock	2,400	29.6124	08/01/2022
Purchase of Common Stock	1,573	29.3708	08/01/2022
Purchase of Common Stock	8,427	29.9317	08/01/2022
Purchase of Common Stock	12,600	28.6686	08/02/2022
Purchase of Common Stock	5,000	28.9900	08/03/2022
Purchase of Common Stock	10,000	29.7213	08/03/2022
Purchase of Common Stock	2,721	29.5763	08/03/2022
Purchase of Common Stock	700	29.9814	08/04/2022
Purchase of Common Stock	9,400	30.0455	08/04/2022
Purchase of Common Stock	5,157	30.0498	08/04/2022
Purchase of Common Stock	20,000	30.4145	08/04/2022
Purchase of Common Stock	7,022	30.5909	08/04/2022
Purchase of Common Stock	4,395	30.3319	08/05/2022
Purchase of Common Stock	10,000	30.2613	08/05/2022
Purchase of Common Stock	25,605	30.2428	08/05/2022
Purchase of Common Stock	956	31.6833	08/08/2022
Purchase of Common Stock	14,649	32.3516	08/08/2022
Purchase of Common Stock	9,395	32.3620	08/08/2022

VOSS VALUE-ORIENTED SPECIAL SITUATIONS FUND, LP

Purchase of Common Stock	5,000	26.3600	07/12/2022
Sale of Common Stock	(5,476)	27.3401	07/26/2022
Sale of Common Stock	(5,000)	27.3000	07/26/2022
Sale of Common Stock	(4,524)	27.5893	07/27/2022
Purchase of Common Stock	1,015	28.6562	07/28/2022
Purchase of Common Stock	1,379	28.6998	07/28/2022
Purchase of Common Stock	2,519	28.7499	07/28/2022
Purchase of Common Stock	5,000	29.5129	07/28/2022
Purchase of Common Stock	5,087	30.6100	08/04/2022
Purchase of Common Stock	761	30.3319	08/05/2022
Purchase of Common Stock	166	31.6833	08/08/2022
Purchase of Common Stock	2,539	32.3516	08/08/2022

VOSS CAPITAL, LLC

(Through Separately Managed Accounts)

Purchase of Common Stock	25,000	29.6818	06/15/2022
Purchase of Common Stock	5,000	29.9543	06/15/2022
Purchase of Common Stock	5,000	30.2397	06/15/2022
Purchase of Common Stock	7,500	26.1448	06/22/2022
Purchase of Common Stock	5,000	26.0475	06/23/2022
Purchase of Common Stock	5,000	27.1500	06/24/2022
Purchase of Common Stock	5,000	27.8627	06/28/2022
Purchase of Common Stock	5,000	28.0166	06/29/2022
Purchase of Common Stock	10,000	28.2600	06/29/2022
Purchase of Common Stock	25,000	28.4243	07/01/2022
Purchase of Common Stock	5,000	28.6933	07/01/2022
Purchase of Common Stock	5,000	28.4465	07/01/2022
Purchase of Common Stock	5,000	28.7030	07/01/2022
Purchase of Common Stock	5,000	28.4110	07/05/2022
Purchase of Common Stock	5,000	28.4098	07/05/2022
Purchase of Common Stock	5,000	28.8011	07/05/2022
Purchase of Common Stock	10,000	27.8669	07/06/2022
Purchase of Common Stock	10,000	27.9981	07/06/2022
Purchase of Common Stock	5,000	26.3141	07/07/2022
Purchase of Common Stock	5,000	25.7877	07/08/2022
Purchase of Common Stock	5,000	26.2750	07/12/2022
Purchase of Common Stock	5,000	26.6474	07/13/2022
Purchase of Common Stock	5,000	26.6776	07/13/2022
Purchase of Common Stock	10,000	27.2462	07/21/2022
Purchase of Common Stock	5,000	27.3711	07/21/2022

Purchase of Common Stock	10,000	27.1926	07/22/2022
Purchase of Common Stock	5,000	27.4002	07/26/2022
Purchase of Common Stock	5,000	28.2423	07/28/2022
Purchase of Common Stock	2,640	28.6562	07/28/2022
Purchase of Common Stock	485	28.6562	07/28/2022
Purchase of Common Stock	659	28.6998	07/28/2022
Purchase of Common Stock	6,546	28.7499	07/28/2022
Purchase of Common Stock	1,203	28.7499	07/28/2022
Purchase of Common Stock	5,000	28.7500	07/28/2022
Purchase of Common Stock	5,000	29.5100	07/29/2022
Purchase of Common Stock	100	29.5150	08/01/2022
Purchase of Common Stock	5,000	28.7186	08/02/2022
Purchase of Common Stock	4,900	28.7853	08/02/2022
Purchase of Common Stock	5,814	28.6875	08/02/2022
Purchase of Common Stock	12,653	28.9344	08/03/2022
Purchase of Common Stock	5,000	28.9384	08/03/2022
Purchase of Common Stock	5,000	29.0658	08/03/2022
Purchase of Common Stock	5,000	29.6000	08/03/2022
Purchase of Common Stock	1,980	30.3319	08/05/2022
Purchase of Common Stock	364	30.3319	08/05/2022
Purchase of Common Stock	4,822	30.3000	08/05/2022
Purchase of Common Stock	431	31.6833	08/08/2022
Purchase of Common Stock	79	31.6833	08/08/2022
Purchase of Common Stock	6,599	32.3516	08/08/2022
Purchase of Common Stock	1,213	32.3516	08/08/2022